                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 8-A/A

             AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             CABOT INDUSTRIAL TRUST
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             (Exact name of Registrant as specified in its charter)


             Maryland                                  04-3397866
-----------------------------------     ---------------------------------------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
  incorporation or organization)

            Two Center Plaza, Suite 200, Boston, Massachusetts 02108
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              (Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class               Name of each exchange on which
          to be so registered               each class is to be registered
          -------------------               ------------------------------

     Preferred Stock Purchase Rights            New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:_________

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On September 10, 1998, the Board of Trustees of Cabot Industrial Trust (the "Company") amended the Rights Agreement dated as of June 11, 1998, between the Company and BankBoston, N.A., as rights agent (as amended, the "Rights Agreement"). Under the terms of the Rights Agreement, the holders of any Common Shares are entitled to one preferred share purchase right (a "Right") for each common share of beneficial interest, par value $0.01 per share (the "Common Shares"). Each Right entitles the registered holder under certain circumstances to purchase from the Company one one-hundredth of a Series A Junior Participating Preferred Share, par value $0.01 per share (the "Participating Preferred Shares"), of the Company at a price of $85.00 per one one-hundredth of a Participating Preferred Share (the "Purchase Price"), subject to adjustment. The Rights had been issued initially by dividend of the Company to shareholders of record on July 15, 1998 (the "Record Date").

     The Rights are attached to and evidenced by certificates evidencing Common Shares, and no separate certificates for the Rights will be distributed. The Rights will become exercisable and will be evidenced by separate certificates only after the earlier to occur of (i) 10 days following a public announcement (or such specified or unspecified later date as may be determined by the Board of Trustees prior to the Distribution Date (as defined below)) that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (thereby becoming an "Acquiring Person"), (ii) 15 business days (or such specified or unspecified later date as may be determined by the Board of Trustees prior to the Distribution Date) following the commencement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of persons of 15% or more of the outstanding Common Shares, or (iii) 10 business days (or such specified or unspecified later date as may be determined by action of the Board of Trustees prior to the Distribution Date) after the filing of any application, request or other document with a governmental agency seeking approval of, attempting to rebut any presumption of control upon, or indicating an intention to enter into, any transaction or series of transactions that would result in any person becoming the beneficial owner of 15% or more of the outstanding Common Shares (the first of such dates to occur being referred to herein as the "Distribution Date"). Beneficial ownership under the Rights Agreement includes beneficial ownership as determined under Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934. Common Share certificates issued upon transfer or issuance of Common Shares after the Record Date and prior to the Distribution Date (or earlier redemption or expiration of the Rights) will contain a notation incorporating the Rights Agreement by reference. Notwithstanding the foregoing, certain existing investors specified in the Rights Agreement (the "Grandfathered Persons") who may be deemed to beneficially own 15% or more of the Common Shares as of the Record Date will not be deemed to be Acquiring Persons unless any such Grandfathered Person becomes the beneficial owner of an additional 1% of the outstanding Common Shares without the prior written approval of the Company. In addition, if the Board of Trustees in good faith determines that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for purposes of the Rights Agreement.

     The Rights will expire on June 11, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of Participating Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment under certain circumstances from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     Participating Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Participating Preferred Share will be entitled to a minimum preferential quarterly distribution payment, when, as and if authorized by the Board of Trustees out of funds legally available for such purpose, of $1.00 per share but will be entitled to an aggregate distribution of 100 times any distribution declared per Common Share. In the event of liquidation, the holders of the Participating Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Participating Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Participating Preferred Share will be entitled to receive 100 times the amount received per Common Share. In the event of issuance of Participating Preferred Shares upon exercise of the Rights, in order to facilitate trading, a depositary receipt may be issued for each one one-hundredth of a Participating Preferred Share. The Rights will be protected by customary antidilution provisions.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon exercise thereof, a number of Common Shares having a market value (determined in accordance with the Rights Agreement) equal to two times the Purchase Price. In lieu of the issuance of Common Shares upon exercise of Rights, the Board of Trustees may under certain circumstances, and if there is an insufficient number of Common Shares authorized but unissued to permit the exercise in full of the Rights, the Board is required to, take such action as may be necessary to cause the Company to issue or pay upon the exercise of Rights, cash (including by way of a reduction of the Purchase Price), property, other securities or any combination of the foregoing having an aggregate value equal to that of the Common Shares which otherwise would have been issuable upon exercise of the Rights. The Company may permit the Rights to be exercised for 50% of the Common Shares (or cash, property or other securities that may be substituted for Common Shares) that would otherwise be purchasable upon exercise thereof in consideration of the surrender of the Rights so exercised and without other payment of the Purchase Price.

     In the event that, after any person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of common stock of the acquiring company having a market value (determined in accordance with the Rights Agreement) equal to two times the Purchase Price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding Common Shares, the Board of Trustees may exchange the Rights (other than Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share (or one one-hundredth of a Participating Preferred Share) per Right (subject to adjustment).

     As soon as practicable after the Distribution Date, the Company is obligated to use its best efforts to file a registration statement under the Securities Act of 1933, as amended, relating to the securities issuable upon exercise of Rights and to cause such registration statement to become effective as soon as practicable.

     At any time prior to the end of the tenth business day (or such specified or unspecified later date as may be determined by the Board of Trustees prior to such tenth day) following the first date of public announcement by the Company that a person has become an Acquiring Person (the "Shares Acquisition Date"), the Board of Trustees may redeem the Rights, in whole but not in part, at a redemption price of $0.01 per Right (the "Redemption Price"), payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board of Trustees. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Trustees in its sole discretion may establish. Immediately upon the effectiveness of any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Trustees without the consent of the holders of the Rights, provided, however, that no supplement or amendment shall be made which changes the Redemption Price, the Final Expiration Date, the Purchase Price or the number of Participating Preferred Shares for which a Right is exercisable, except that until a person or group of persons becomes an Acquiring Person, the Board may amend the Rights Agreement to increase the Purchase Price or extend the Final Expiration Date.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Trustees. The Rights should not interfere with any merger or other business combination approved by the Board of Trustees since the Rights may be redeemed by the Company at the Redemption Price prior to and, under certain circumstances, after the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

     The Rights Agreement, which specifies the terms of the Rights and the Participating Preferred Shares, as amended and restated, has been filed as
Exhibit 1 to this Registration Statement and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, including the definitions therein of certain terms.

ITEM 2. EXHIBITS

      Exhibit No.                           Exhibit
      -----------                           -------
           1        Rights Agreement, dated as of June 11, 1998, and amended and restated as of September 10, 1998, between Cabot Industrial
                    Trust and BankBoston, N.A., as Rights Agent, including
                    Exhibit A thereto (Form of Articles Supplementary relating to the Series A Junior Participating Preferred Shares) and
                    Exhibit B thereto (Form of Right Certificate) (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated September 10, 1998)

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CABOT INDUSTRIAL TRUST



Date: September 15, 1998              By: /s/ Neil E. Waisnor
                                          -------------------------------------
                                   Name:  Neil E. Waisnor
                                   Title: Senior Vice President - Finance,
                                          Treasurer and Secretary

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                                 Exhibit
-----------                                 -------
     1         Rights Agreement, dated as of June 11, 1998, and amended and restated as of September 10, 1998, between Cabot Industrial Trust and BankBoston, N.A., as Rights Agent, including Exhibit A thereto (Form of Articles Supplementary relating to the Series A
               Junior Participating Preferred Shares) and Exhibit B thereto
               (Form of Right Certificate) (incorporated by reference to
               Exhibit 1 to the Registrant's Current Report on Form 8-K dated
               September 10, 1998)